SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 0-11688

  A. American Ecology Corporation 401(k) Savings and Retirement Plan and Trust
                         B. American Ecology Corporation
                           300 East Mallard, Suite 300
                               Boise, Idaho 83706


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS AND RETIREMENT PLAN AND TRUST


                 Date: 6/25/2004        /s/ James R. Baumgardner
                 ---------------        -------------------------------

                                        James R. Baumgardner
                                        As Trustee for the Plan

                          AMERICAN ECOLOGY CORPORATION
                       401(K) SAVINGS AND RETIREMENT PLAN
                                    AND TRUST

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                                       AND
                              FINANCIAL STATEMENTS
                                      WITH
                            SUPPLEMENTAL INFORMATION

                           DECEMBER 31, 2003 AND 2002

CONTENTS

                                                                     PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                1


FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS                         2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS              3

NOTES TO FINANCIAL STATEMENTS                                         4-8


SUPPLEMENTAL INFORMATION

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)        9-10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2003 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  Moss  Adams  LLP

Seattle, Washington
June 4, 2004

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                             2003        2002
                                                          ----------  ----------
ASSETS

   Investments, at fair value
      Pooled separate accounts                            $8,298,013  $7,547,611
      Common stock of American Ecology Corporation                 -     205,302
      Participant loans                                      267,361     375,680

   Investments, at contract value                             87,796     158,863

   Receivables
      Employer match contribution                                  -          28
                                                          ----------  ----------

TOTAL ASSETS                                               8,653,170   8,287,484

LIABILITIES

   Accrued liabilities                                           452           -
                                                          ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS                         $8,652,718  $8,287,484
                                                          ==========  ==========


See accompanying notes.                                                        3
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS
   Investment income
      Net appreciation in fair value of common stock                  $  100,634
      Net appreciation in fair value of pooled separate accounts       1,691,611
      Interest                                                            16,514
                                                                      ----------
                                                                       1,808,759
                                                                      ----------
   Contributions
      Employer                                                           189,590
      Employee                                                           420,800
      Rollovers                                                           25,969
                                                                      ----------
                                                                         636,359
                                                                      ----------

         Total additions                                               2,445,118
                                                                      ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                                       2,044,919
   Administrative expenses                                                34,965
                                                                      ----------
         Total deductions                                              2,079,884
                                                                      ----------

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS                            365,234

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                                   8,287,484
                                                                      ----------

   End of year                                                        $8,652,718
                                                                      ==========


See accompanying notes.                                                        4
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

     The following brief description of the American Ecology Corporation 401(k) Savings and Retirement Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility, and other matters.

     GENERAL - The Plan is a defined contribution plan covering all employees of American Ecology Corporation and its subsidiaries (the Company) that have 90 days of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Prior to January 1, 2003, all employees of the Company who had one year of service and were age eighteen or older were eligible to participate in the Plan. A year of service was defined as a 12-consecutive month period in which an employee completed at least 1,000 hours of service.

     CONTRIBUTIONS - Each year, participants may defer up to 100 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the contributions into various investment options offered by the Plan. The Company contributes a discretionary matching contribution, which is determined by the Employer. For 2003 and 2002, the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's elective deferral, the Company's matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's future contributions to the Plan. At December 31, 2003, forfeited nonvested accounts totaled $19,627. This amount will be used to reduce future employer contributions.


                                                                               5
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN  (Continued)

     VESTING - The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

                                      Percentage of
            Years of Service         Vested Interest
           ------------------       -----------------
                1 year                           20%
                2 years                          60%
                3 years                         100%

     The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The term of the loan will not exceed 5 years except in the case of a loan for the purpose of acquiring a primary residence. The term of the loan will be determined by the Administrator at the time the loan is made. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.0% to 11.5%. Principal and interest is paid ratably through bi-weekly payroll deductions.

     PAYMENT OF BENEFITS - Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

     RISK - Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities that changes in the near term could materially affect the investment amounts reported in the financial statements.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


                                                                               6
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES  (Continued)

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). All other investments are carried at their fair value measured by quoted market prices.

     Purchases  and  sales  of  securities  are  recorded on a trade-date basis.
     Dividends are recorded on the ex-dividend date. Investment income is recorded as earned.

     PAYMENT  OF  BENEFITS  -  Benefits  are  recorded  when  paid.


NOTE 3 - GUARANTEED INTEREST ACCOUNTS

     In accordance with FASB statement No. 107, the fair values of the guaranteed interest accounts held by the Plan is as follows at December 31:

                                                               2003        2002
                                                             -------     -------
     Guaranteed interest account with interest at rates of
     6.50% to 6.90% as of December 31, 2002, maturing
     on December 31, 2002.                                   $     -     $27,653

     Guaranteed interest account with interest at rates of
     4.66% to 6.10% at December 31, 2003 and 4.10% to
     6.10% as of December 31, 2002, maturing on
     December 31, 2003.                                       12,171      39,518

     Guaranteed interest account with interest at rates of
     3.65% to 4.10% as of December 31, 2003 and 3.63%
     to 4.35% as of December 31, 2002, maturing on
     December 31, 2004.                                       56,010      89,077


                                                                               7
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

NOTE 3 - GUARANTEED INTEREST ACCOUNTS  (Continued)

                                                              2003         2002
                                                             -------     -------
     Guaranteed interest account with interest at rates of
     2.05% to 5.80% as of December 31, 2003 and 2.90% to
     5.80% as of December 31, 2002, maturing on December
     31, 2005.                                               $16,990      $1,389

     Guaranteed interest account with interest at rates of
     6.05% to 6.60% as of December 31, 2003 and 6.05% to
     6.11% as of December 31, 2002, maturing on December
     31, 2006.                                                 1,216       1,072

     Guaranteed interest account with interest at rates of
     2.96% to 5.71% as of December 31, 2003 and 5.41% to
     5.71% as of December 31, 2002, maturing on December
     31, 2007.                                                   916         846

     Guaranteed interest account with interest at rates of
     6.01% to 6.99% as of December 31, 2003 and 5.15% to
     6.01% as of December 31, 2002, maturing on December
     31, 2008.                                                   230         215

     Guaranteed interest account with interest at rates of
     6.99% to 7.00% as of December 31, 2003 and
     December 31, 2002, maturing on December 31, 2009.           274         250

     Guaranteed interest account with interest at a rate of
     5.78% as of December 31, 2003 and December 31,
     2002, maturing on December 31, 2010.                        269         248

     Guaranteed interest account with interest at rates of
     4.90% as of December 31, 2003 and 4.98% to 5.55% as
     of December 31, 2002, maturing on December 31,
     2011.                                                       455         509

     Guaranteed interest account with interest at rates of
     3.60% to 4.00% as of December 31, 2003 and 4.2% as
     of December 31, 2002, maturing on December 31,
     2012.                                                       188          14


                                                                               8
--------------------------------------------------------------------------------

                                     AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                   AND RETIREMENT PLAN AND TRUST
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

     There are no reserves against the contract value for credit risk of the contract issues or otherwise.

NOTE 4 - INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

                                                    2003        2002
                                                 ----------  ----------
     Manulife Lifestyle Balanced                 $1,131,271  $  663,635
     Manulife Lifestyle Growth                    1,531,265   1,190,640
     Manulife Money Market                          673,875     776,947
     Manulife Lifestyle Conservative                275,279     580,968
     MFC Excelsior Value and Restructuring Fund     441,958     303,625

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments include pooled separate accounts, a money market account and guaranteed investment contracts that are managed by Manulife Financial and, therefore, these transactions qualify as party-in-interest transactions.

     The Plan invested in company stock until this investment option was discontinued on November 28, 2003. American Ecology Corporation purchased back the company stock held in the Plan.

NOTE 6 - PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE 7 - INCOME TAX STATUS

     The Plan obtained its latest determination letter on April 9, 2001 in which the Internal Revenue Service stated that the original Plan and all amendments through December 11, 2000, were in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan as currently designed is being operated in compliance with the applicable requirements of the IRC.


                                                                               9
--------------------------------------------------------------------------------

                                                        SUPPLEMENTAL INFORMATION
                                                        ------------------------

                                                            AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                                          AND RETIREMENT PLAN AND TRUST
                                                                                       EIN:  95-3889638
                                                                                       PLAN NUMBER: 003
                                                                                      DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                                                                                (e)
                         (b)                                   (c)                    (d)     Current
(a)              Identity of issue                         Description               Cost      value
---  -----------------------------------------  -----------------------------------  -----  -----------
 *   Manulife Lifestyle - Conservative          Pooled Separate Account                **   $   275,279
 *   Manulife Lifestyle - Moderate              Pooled Separate Account                **        33,896
 *   Manulife Lifestyle - Balanced              Pooled Separate Account                **     1,131,271
 *   Manulife Lifestyle - Growth                Pooled Separate Account                **     1,531,265
 *   Manulife Lifestyle - Aggressive            Pooled Separate Account                **       321,055
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/03, 4.66% to 6.10%    **        12,251
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/04, 3.65% to 4.10%    **        55,168
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/05, 2.05% to 5.80%    **        16,905
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/06, 6.05% to 6.60%    **         1,075
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/07, 2.96% to 5.71%    **         1,102
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/08, 6.01% to 6.99%    **           211
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/09, 6.99% to 7.00%    **           231
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/10, 5.78%             **           241
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/11, 4.90%             **           419
 *   Manulife Guaranteed Interest Accounts        Maturing 12/31/12, 3.60% to 4.00%    **           193
 *   Manulife Money Market                      Money Market                           **       673,875
 *   MFC Short-Term Federal                     Pooled Separate Account                **        21,519
 *   MFC PIMCO Total Return Fund                Pooled Separate Account                **       170,820
 *   MFC Salomon Brothers High Yield Fund       Pooled Separate Account                **       206,857
 *   MFC T. Rowe Price Spectrum Income Fund     Pooled Separate Account                **        98,771
 *   Manulife Balanced Fund                     Pooled Separate Account                **        48,315
 *   Manulife Equity Income Fund                Pooled Separate Account                **        24,830
 *   MFC T. Rowe Price Equity Income Fund       Pooled Separate Account                **        75,362
 *   MFC Davis New York Venture Fund            Pooled Separate Account                **       129,227
 *   MFC Mutual Beacon Fund                     Pooled Separate Account                **        50,340
 *   MFC Weitz Partners Value Fund              Pooled Separate Account                **       119,886
 *   MFC Fidelity Advisor Div Growth Fund       Pooled Separate Account                **       259,061
 *   MFC Franklin Balance Sheet Fund            Pooled Separate Account                **       173,200
 *   MFC Mutual Discovery Fund                  Pooled Separate Account                **        79,260
 *   MFC Domini Social Equity Fund              Pooled Separate Account                **        26,380
 *   MFC MFS Strategic Value Fund               Pooled Separate Account                **        17,315
 *   MFC T. Rowe Price Blue Chip Fund           Pooled Separate Account                **       165,999
 *   Manulife Capital Growth Stock Fund         Pooled Separate Account                **       127,213
 *   MFC Morgan Stanley Equity Growth Fund      Pooled Separate Account                **         4,425
 *   MFC Excelsior Value & Restructuring Fund   Pooled Separate Account                **       441,958
 *   MFC Fidelity Contrafund                    Pooled Separate Account                **       335,863
 *   MFC Fidelity Advisor Large Cap Fund        Pooled Separate Account                **        70,206
 *   Manulife Growth Plus Stock Fund            Pooled Separate Account                **       111,790
 *   MFC Prudential Jennison Growth Fund        Pooled Separate Account                **         7,376
 *   MFC Putnam Global Equity Fund              Pooled Separate Account                **        39,610
 *   MFC Janus Advisor Worldwide                Pooled Separate Account                **        24,627
 *   MFC Templeton Foreign Fund                 Pooled Separate Account                **        91,892
 *   MFC Templeton Foreign Small Company Fund   Pooled Separate Account                **         1,154
 *   MFC Fidelity Advisor Overseas Fund         Pooled Separate Account                **           467


                                                                                                      9
-------------------------------------------------------------------------------------------------------

                                                                    AMERICAN ECOLOGY CORPORATION 401(K) SAVINGS
                                                                                  AND RETIREMENT PLAN AND TRUST
                                                                                               EIN:  95-3889638
                                                                                               PLAN NUMBER: 003
                                                                                              DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)  (Continued)

                                                                                                        (e)
                          (b)                                         (c)                     (d)     Current
(a)                Identity of issue                              Description                 Cost     value
---  ---------------------------------------------  ---------------------------------------  -----  -----------
 *   MFC Scudder International Select Equity Fund   Pooled Separate Account                    **   $    58,142
 *   MFC AIM Constellation Fund                     Pooled Separate Account                    **        83,025
 *   MFC Janus Twenty Fund                          Pooled Separate Account                    **       153,045
 *   MFC Scudder Mid Cap Fund                       Pooled Separate Account                    **        23,915
 *   MFC Franklin Small-Mid Growth Fund             Pooled Separate Account                    **        61,105
 *   MFC AIM Aggressive Growth Fund                 Pooled Separate Account                    **       193,647
 *   MFC AIM Small Cap Growth Fund                  Pooled Separate Account                    **         5,543
 *   Manulife Emerging Growth Stock Fund            Pooled Separate Account                    **        11,734
 *   MFC Templeton Developing Markets Fund          Pooled Separate Account                    **        20,460
 *   MFC T. Rowe Price Science & Technology Fund    Pooled Separate Account                    **       352,947
 *   500 Index Fund                                 Pooled Separate Account                    **       267,098
 *   Total Stock Market Index Fund                  Pooled Separate Account                    **        42,869
 *   Mid Cap Index Fund                             Pooled Separate Account                    **        33,546
 *   Quantitative Mid Cap Fund                      Pooled Separate Account                    **        71,740
 *   International Index Fund                       Pooled Separate Account                    **         9,824
 *   Small Cap Index Fund                           Pooled Separate Account                    **        19,009
 *   Participant Loans                              Bearing Interest between 4.00% -11.50%              267,361
                                                                                                    -----------

                                                                                                    $ 8,653,170
                                                                                                    ===========

*    Denotes party-in-interest
**   Amounts not required as investments are participant directed.

                                             EXHIBIT INDEX

Exhibit       DESCRIPTION
Exhibit 23    Consent of Moss Adams LLP
Exhibit 32.1  Certification of December 31, 2003 Form 11-K by Trustees dated June 30, 2003